Exhibit 12.1

Computation of Ratio of Earnings to Fixed Charges

	Three Months Ended
	Apr. 2,	Jan. 1,	Fiscal Years Ending
	2005	2005	2004	2003	2002	2001	2000

Net income for the period	75,762	48,481	402,907	337,408	382,727	87,859	151,221
Add: Provision for income taxes	43,696	27,996	232,392	185,493	210,237	58,362	83,520
Add: Minority interest	23	2	(68)	248	(97)	18,750	(182)
Fixed charges	69,598	69,217	314,681	337,164	351,622	175,457	142,613
Less: Capitalized interest	(1,042)	(1,010)	(3,491)	(3,325)	(9,264)	(3,249)	(1,746)
Income before taxes on income and fixed charges	188,037	144,686	946,421	856,988	935,225	337,179	375,426

Fixed Charges:
Interest	58,077	58,172	268,438	294,175	296,983	143,718	115,261
Capitalized interest	1,042	1,010	3,491	3,325	9,264	3,249	1,746
Rentals at computed interest factor (1)	9,548	9,107	37,010	34,730	37,504	25,343	22,052
Amortization of debt discount expense	931	928	5,742	4,934	7,871	3,147	3,554
Total fixed charges	69,598	69,217	314,681	337,164	351,622	175,457	142,613

Ratio of earnings to fixed charges	2.70	2.09	3.01	2.54	2.66	1.92	2.63

(1) Amounts represent those portions of rent expense (one-third) that are reasonable approximations of interest costs.

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